Exhibit 10.8

ATRECA, INC.

AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

for

COURTNEY PHILLIPS

This Amended and Restated Executive Employment Agreement (the “Agreement”), made between Atreca, Inc. (the “Company”) and Courtney Phillips (the “Executive”) (collectively, the “Parties”), is effective as of November 11, 2020 (the “Effective Date”).

WHEREAS, Executive and the Company previously entered into that certain Executive Employment Agreement, dated June 10, 2019 (the “Employment Agreement”), which has governed the terms and conditions of Executive’s employment with the Company to date;

WHEREAS, the Company desires for Executive to continue to provide services to the Company, and wishes to provide Executive with certain compensation and benefits in return for such services, as set forth in this Agreement;

WHEREAS, the Company and Executive acknowledge that Executive has served as General Counsel since on or around June 10, 2019 and Executive represents that she is not aware of any events or actions that have occurred since such date that would give rise to her resignation of employment for Good Reason (as defined and set forth below) as of the date she is executing this Agreement; and

WHEREAS, the Company and Executive desire to amend and restate the Employment Agreement such that this Agreement provides all of the terms and conditions of Executive’s continued employment with the Company as of the Effective Date; and

WHEREAS, Executive wishes to continue to be employed by the Company and to provide personal services to the Company in return for certain compensation and benefits, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree that the Employment Agreement is amended, restated and superseded by this Agreement, and shall be of no further force or effect, and the Parties further agree as follows:

1.         Employment by the Company.

1.1       Position.  Executive shall continue to serve as the Company’s General Counsel.  During the term of Executive’s employment with the Company, Executive will devote Executive’s best efforts and substantially all of Executive’s business time and attention to the business of the Company, except for approved vacation periods and

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reasonable periods of illness or other incapacities permitted by the Company’s general employment policies.

1.2       Duties and Location.  Executive shall continue to perform such duties as are required by the Company’s Chief Executive Officer, to whom Executive will report.  Executive’s primary office location shall be the Company’s South San Francisco, California office.  The Company reserves the right to reasonably require Executive to perform Executive’s duties at places other than Executive’s primary office location from time to time, and to require reasonable business travel.  The Company may modify Executive’s job title and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.

1.3       Policies and Procedures.  The employment relationship between the Parties shall continue to be governed by the general employment policies and practices of the Company, as adopted or modified from time to time in the Company’s discretion, except that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

2.         Compensation.

2.1       Salary.  For services to be rendered hereunder, Executive shall receive a base salary at the rate of three-hundred-seventy-four thousand four-hundred dollars ($374,400.00) per year (the “Base Salary”), subject to standard payroll deductions and withholdings and payable in accordance with the Company’s regular payroll schedule.  As an exempt salaried employee, Executive will be required to work the Company’s normal business hours, and such additional time as appropriate for Executive’s work assignments and position, and Executive will not be entitled to overtime compensation.

2.2       Bonus.  Executive will be eligible for an annual discretionary bonus of up to forty percent (40%) of Executive’s Base Salary (the “Annual Bonus”), under the terms herein and in the Company’s written bonus plan applicable to executives.  Whether Executive receives an Annual Bonus for any given year, and the amount of any such Annual Bonus, will be determined by the Company’s Board of Directors (the “Board”), the Compensation Committee of the Board, or the Chief Executive Officer (the “CEO”), as applicable,  in its sole discretion, based upon the Company’s and Executive’s achievement of objectives to be determined on an annual basis by the Board, the Compensation Committee of the Board, or the CEO, as applicable.  In order to earn and receive payment of an Annual Bonus (including a prorated Annual Bonus), Executive must be an active employee of the Company on the date that any such Annual Bonus is paid.  Any such Annual Bonus will be paid no later than March 15 of the calendar year after the applicable bonus year.

3.         Standard Company Benefits. Executive shall continue to be entitled to participate in all employee benefit programs for which Executive is eligible under the terms and conditions of the benefit plans and applicable policies that may be in effect from time to

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time and provided by the Company to its employees.  The Company reserves the right to cancel or change the benefit plans or programs it offers to its employees at any time.  Additional information regarding these benefits is available upon request.

4.         Expenses.  The Company will reimburse Executive for reasonable travel, entertainment or other expenses incurred by Executive in furtherance of or in connection with the performance of Executive’s duties hereunder, in accordance with the Company’s expense reimbursement policy as in effect from time to time.

5.         Equity. Any and all Equity Awards granted to Executive prior to the Effective Date will continue to be governed by the terms of the applicable stock option and equity incentive award plans or agreements and grant notices.  For purposes of this Agreement, “Equity Awards” shall mean all stock options, restricted stock and restricted stock units and such other equity awards granted to Executive prior to, or after, the Effective Date pursuant to the Company’s stock option and equity incentive award plans or agreements and any shares of stock issued upon exercise thereof.

6.         At-Will Employment.  Executive’s employment relationship remains at-will.  Either Executive or the Company may terminate the employment relationship at any time, with or without Cause (as defined below) or advance notice.

7.         Termination of Employment.

7.1       Termination without Severance: Termination for Cause; Resignation Without Good Reason; Death or Disability.  If Executive resigns her employment without Good Reason (as defined below), or the Company terminates Executive’s employment for Cause (as defined below), or if Executive’s employment terminates as a result of Executive’s death or disability (each such termination referred to as a “Non-Qualifying Termination”), then (a) Executive will no longer vest in any Equity Awards, (b) all payments of compensation by the Company to Executive hereunder will terminate immediately (except as to amounts already earned), and (c) Executive will not be entitled to any Severance Benefits (as defined below).  In addition, Executive shall resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of employment termination.

7.2       Termination with Severance: Termination Without Cause; Resignation for Good Reason.  In the event Executive’s employment with the Company is terminated by the Company without Cause (other than as a result of Executive’s death or disability), or Executive resigns her employment for Good Reason (either such termination referred to as a “Qualifying Termination”), then, (i) provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), and (ii) subject to Paragraph 8 (“Conditions to Receipt of Severance Benefits”) and Executive’s continued compliance with the terms of this Agreement (including the Confidentiality

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Agreement), the Company shall provide Executive with severance benefits in accordance with the terms below (separately or collectively, the “Severance Benefits”):

(i)         Qualifying Termination not in Connection with a Change in Control.  In the event of a Qualifying Termination that occurs at any time other than within the thirty (30)-day period prior to the closing of a Change in Control (as defined below) or within the twelve (12)-month period following the closing of a Change in Control, Executive will be eligible to receive the following Severance Benefits from the Company: (a) the equivalent of nine (9) months of Executive’s Base Salary in effect as of the date of Executive’s employment termination, subject to standard payroll deductions and withholdings (the “Cash Severance”); and (b) the equivalent of nine (9) months of the cost of Executive’s COBRA premiums needed to continue Executive’s medical, dental and vision insurance coverage (including coverage for eligible dependents, if applicable), subject to standard payroll deductions and withholdings (the “COBRA Severance”).  The Cash Severance and COBRA Severance will be paid in a lump sum within sixty (60) days following Executive’s Separation from Service, provided the Separation Agreement (as described in Paragraph 8) has become effective.  Executive may, but is not obligated to, use the COBRA Severance payment toward the cost of COBRA premiums.

(ii)        Qualifying Termination in Connection with a Change in Control. In the event of a Qualifying Termination that occurs within the thirty (30)-day period prior to the closing of a Change in Control or within the twelve (12)-month period following the closing of a Change in Control, Executive will be eligible to receive the following Severance Benefits from the Company:

(a)        Severance.  The equivalent of: (i) twelve (12) months of Executive’s Base Salary in effect as of the date of Executive’s employment termination, subject to standard payroll deductions and withholdings (the “CIC Cash Severance”); and (ii) twelve (12) months (i.e., 1x) of Executive’s target Annual Bonus for the applicable bonus year in which the termination of employment occurs, subject to standard payroll deductions and withholdings (the “Annual Bonus Severance”); and (iii)  twelve (12) months of the cost of Executive’s COBRA premiums needed to continue Executive’s medical, dental and vision insurance coverage (including coverage for eligible dependents, if applicable), subject to standard payroll deductions and withholdings (the “CIC COBRA Severance”).  The CIC Cash Severance, Annual Bonus Severance, and CIC COBRA Severance will be paid in a lump sum within sixty (60) days following Executive’s Separation from Service, provided the Separation Agreement (as described in Paragraph 8) has become effective.  Executive may, but is not obligated to, use the CIC COBRA Severance payment toward the cost of COBRA premiums.

(b)        Accelerated Vesting.  As additional Severance Benefits: (i) vesting of Executive’s time-based vesting Equity Awards shall be accelerated such that one hundred percent (100%) of the shares subject to such Equity Awards shall be deemed immediately vested, and exercisable (to the extent applicable), as of Executive’s last day of employment; and (ii) vesting of Executive’s performance-based vesting Equity

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Awards shall be accelerated as if all performance goals were achieved at the 100% level of performance applicable to such awards, and such number of shares subject to such Equity Awards shall be deemed immediately vested, and exercisable (to the extent applicable), as of Executive’s last day of employment.

8.         Conditions to Receipt of Severance Benefits.

8.1       General Conditions.  The receipt of the Severance Benefits, will be subject to Executive signing and not revoking a separation agreement and release of claims in a form reasonably satisfactory to the Company within sixty (60) days following the date of Executive’s Separation from Service (the “Separation Agreement”).  No Severance Benefits  will be paid or provided until the Separation Agreement becomes effective.  Executive shall also resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of employment termination. Furthermore, as a precondition to Executive’s receipt of the Severance Benefits, on or within five (5) days after Executive’s Separation from Service (or earlier if requested by the Company), Executive agrees to return to the Company all Company documents (and all copies thereof) and other Company property within Executive’s possession, custody or control.

8.2       Clawback and Recovery.  All Severance Benefits provided under this Agreement will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.  In addition, the Board may impose such other clawback, recovery or recoupment provisions as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of common stock of the Company or other cash or property upon the occurrence of a termination of employment for Cause.

9.         Definitions.  For purposes of this Agreement, the following terms shall have the following meanings:

(i)         Cause.  For purposes of this Agreement, “Cause” for termination will mean:  (a) commission of any felony or crime involving dishonesty; (b) participation in any fraud or embezzlement against the Company; (c) material breach of Executive’s duties to the Company; (d) persistent unsatisfactory performance of job duties after written notice from the CEO and a reasonable opportunity to cure (if deemed curable); (e) intentional damage to any property of the Company; (f) misconduct, or other violation of Company policy that has caused, or is reasonably expected to result in, harm to the Company; (g) breach of any written agreement with the Company, including but not limited to this Agreement or the Confidentiality Agreement (as defined below); and (h) conduct by Executive which in the good faith and reasonable determination of the CEO demonstrates gross unfitness to serve.  The determination as to whether Executive is being terminated for

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Cause shall be made in good faith by the Company and shall be final and binding.  The foregoing definition does not in any way limit the Company’s ability to terminate Executive’s employment at any time.

(ii)        Change in Control.  For purposes of this Agreement, “Change in Control” shall have the same meaning given it in the Company’s 2019 Equity Incentive Plan, as may be amended or restated.

(iii)       Good Reason.  For purposes of this Agreement, Executive shall have “Good Reason” for resignation from employment with the Company if any of the following actions are taken by the Company without Executive’s prior written consent:   (a) a material reduction in Executive’s Base Salary, which the parties agree is a reduction of at least ten percent (10%) of Executive’s Base Salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated employees); (b) a material reduction in Executive’s duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless Executive’s new duties are materially reduced from the prior duties; or (c) relocation of Executive’s principal place of employment to a place that increases Executive’s one-way commute by more than fifty (50) miles as compared to Executive’s then-current principal place of employment immediately prior to such relocation.  In order to resign her employment for Good Reason, Executive must provide written notice to the Company within thirty (30) days after the first occurrence of the event giving rise to Good Reason setting forth the basis for Executive’s resignation, allow the Company at least thirty (30) days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, Executive must resign from all positions Executive then holds with the Company not later than fifteen  (15) days after the expiration of the cure period.

10.       Section 409A.   It is intended that all of the severance benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A.  For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), Executive’s right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.  Notwithstanding any provision to the contrary in this Agreement, if Executive is deemed by the Company at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then to the extent delayed

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commencement of any portion of such payments is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to Executive prior to the earliest of (i) the expiration of the six (6)-month period measured from the date of Executive’s Separation from Service with the Company, (ii) the date of Executive’s death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation.  Upon the first business day following the expiration of such applicable Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Paragraph shall be paid in a lump sum to Executive, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred.   To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A.  Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.

11.       Parachute Payments.  If any payment or benefit (including payments and benefits pursuant to this Agreement) that Executive would receive in connection with a Change in Control from the Company or otherwise (“Transaction Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) but for this Paragraph, would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall cause to be determined, before any amounts of the Transaction Payment are paid to Executive, which of the following two alternative forms of payment would result in Executive’s receipt, on an after-tax basis, of the greater amount of the Transaction Payment notwithstanding that all or some portion of the Transaction Payment may be subject to the Excise Tax: (1) payment in full of the entire amount of the Transaction Payment (a “Full Payment”), or (2) payment of only a part of the Transaction Payment so that Executive receives the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”).  For purposes of determining whether to make a Full Payment or a Reduced Payment, the Company shall cause to be taken into account all applicable federal, state and local income and employment taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes).  If a Reduced Payment is made, (x) Executive shall have no rights to any additional payments and/or benefits constituting the Transaction Payment, and (y) reduction in payments and/or benefits shall occur in the

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manner that results in the greatest economic benefit to Executive as determined in this paragraph.  If more than one method of reduction will result in the same economic benefit, the portions of the Transaction Payment shall be reduced pro rata.  Unless Executive and the Company otherwise agree in writing, any determination required under this Paragraph shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon Executive and the Company for all purposes.  For purposes of making the calculations required by this Paragraph, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code.  Executive and the Company shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Paragraph.  The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Paragraph as well as any costs incurred by Executive with the Accountants for tax planning under Sections 280G and 4999 of the Code.

12.       Proprietary Information Obligations.

12.1     Confidential Information Agreement.  On or around May 15, 2019, Executive entered into that certain  Employee Confidential Information and Inventions Assignment Agreement (the “Confidentiality Agreement”), which remains in full force and effect.

12.2     Third-Party Agreements and Information.  Executive represents and warrants that Executive’s employment by the Company does not conflict with any prior employment or consulting agreement or other agreement with any third party, and that Executive will perform Executive’s duties to the Company without violating any such agreement.  Executive represents and warrants that Executive does not possess confidential information arising out of prior employment, consulting, or other third party relationships, that would be used in connection with Executive’s employment by the Company, except as expressly authorized by that third party. During Executive’s employment by the Company, Executive will use in the performance of Executive’s duties only information which is generally known and used by persons with training and experience comparable to Executive’s own, common knowledge in the industry, otherwise legally in the public domain, or obtained or developed by the Company or by Executive in the course of Executive’s work for the Company.

13.       Outside Activities During Employment.

13.1     Non-Company Business.  Except with the prior written consent of the CEO, Executive will not during the term of Executive’s employment with the Company undertake or engage in any other employment, occupation or business enterprise, other than ones in which Executive is a passive investor.  Executive may engage in civic and not-for-profit activities so long as such activities do not materially interfere with the performance of Executive’s duties hereunder or present a conflict of interest with the Company.

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13.2     No Adverse Interests.  Executive agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known to be adverse or antagonistic to the Company, its business or prospects, financial or otherwise.

14.       Dispute Resolution.  To ensure the timely and economical resolution of disputes that may arise in connection with Executive’s employment with the Company, Executive and the Company agree that any and all disputes, claims, or causes of action, in law or in equity, arising from or relating to the enforcement, breach, performance, negotiation, execution, or interpretation of this Agreement, Executive’s employment, or the termination of Executive’s employment, including but not limited to statutory claims, shall be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16 and to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in San Francisco, California, conducted by JAMS, Inc. (“JAMS”) under the then applicable JAMS rules and procedures for employment disputes (available upon request and also currently available at  https://www.jamsadr.com/rules-employment-arbitration).  By agreeing to this arbitration procedure, both Executive and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. The Company acknowledges that Executive will have the right to be represented by legal counsel at any arbitration proceeding.  In addition, all claims, disputes, or causes of action under this Paragraph, whether by Executive or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity.  The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding.  To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration.  This paragraph shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims brought in court pursuant to the California Private Attorneys General Act of 2004, as amended, the California Fair Employment and Housing Act, as amended, and the California Labor Code, as amended, to the extent such claims are not permitted by applicable law(s) to be submitted to mandatory arbitration  and the applicable law(s) are not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”).  In the event Executive intends to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be publicly filed with a court, while any other claims will remain subject to mandatory arbitration. The arbitrator shall:  (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award.  The arbitrator shall be authorized to award any or all remedies that Executive or the Company would be entitled to seek in a court of law.  The Company shall pay all JAMS’ arbitration fees in excess of the amount of administration fees that would be required of Executive if the dispute were decided in a court of law.  Nothing in this Agreement is intended to prevent either Executive or the Company from

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obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.  Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

15.       General Provisions.

15.1     Notices.  Any notices provided must be in writing and will be deemed effective upon the earlier of personal delivery (including personal delivery by fax) or the next day after sending by overnight carrier, to the Company at its primary office location and to Executive at the address as listed on the Company payroll.

15.2     Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the parties insofar as possible under applicable law.

15.3     Waiver.  Any waiver of any breach of any provisions of this Agreement, or rights hereunder, must be in writing to be effective, and shall not thereby be deemed to be a waiver of any preceding or succeeding breach or rights of the same or any other provision of this Agreement.

15.4     Complete Agreement / Representations.  Executive acknowledges and agrees that Executive has been paid all compensation owed for all time worked for the Company, and other than the current payroll, has not earned and is not entitled to receive any other compensation or benefits from the Company other than as set forth in this Agreement.  Executive further represents that Executive is not aware of any events or actions that have occurred during Executive’s employment with the Company that would give rise to Executive’s ability to resign Executive’s employment for Good Reason under the Employment Agreement, or any other plan, policy or agreement.  This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between Executive and the Company with regard to this subject matter and is the complete, final, and exclusive embodiment of the Parties’ agreement with regard to this subject matter.  This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations (including without limitation the Employment Agreement, and any other employment terms, offer letter or employment agreement Executive may have entered into or discussed with the Company, and Executive further acknowledges and agrees that as of the Effective Date, Executive will no longer be eligible for, nor entitled to, any compensation or benefits under the Employment Agreement or any offer letter or agreement).  This Agreement cannot be modified or amended except in a writing signed by a duly authorized officer of the Company.

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15.5     Counterparts.  This Agreement may be executed and delivered in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement, and delivery via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

15.6     Headings.  The headings of the paragraphs hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

15.7     Successors and Assigns.  This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive and the Company, and their respective successors, assigns, heirs, executors and administrators, except that Executive may not assign any of her duties hereunder and he may not assign any of her rights hereunder without the written consent of the Company, which shall not be withheld unreasonably.

15.8     Tax Withholding and Indemnification.    All payments and awards contemplated or made pursuant to this Agreement will be subject to withholdings of applicable taxes in compliance with all relevant laws and regulations of all appropriate government authorities.  Executive acknowledges and agrees that the Company has neither made any assurances nor any guarantees concerning the tax treatment of any payments or awards contemplated by or made pursuant to this Agreement.  Executive has had the opportunity to retain a tax and financial advisor and fully understands the tax and economic consequences of all payments and awards made pursuant to the Agreement.

15.9     Choice of Law.  All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of California without regard to conflicts of law principles.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties have executed this Amended and Restated Executive Employment Agreement on the dates below.

ATRECA, INC.

By:	/s/ John A. Orwin
John A. Orwin
President & Chief Executive Officer

Date:	11/11/2020

EXECUTIVE

/s/ Courtney Phillips
Courtney Phillips
General Counsel

Date:	11/9/2020

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